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18005108

SEC Mail Processing Section

MAR 05 2018

Washington DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49253 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 CRANDON BLVD, STE 167
(No. and Street)

| KEY BISCAYNE | FL | 33149 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS GEOFFROY — (305) 365-0527
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANCOCK ASKEW & CO., LLP
(Name – *if individual, state last, first, middle name*)

| 325 ALMERIA AVENUE | CORAL GABLES | FL | 33134 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

## OATH OR AFFIRMATION

I, D. JOHN DEVANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED CAPITAL MARKETS, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL NELSON
MY COMMISSION # FF226660
EXPIRES May 04, 2019
(407) 398-0153 FloridaNotaryService.com

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# UNITED CAPITAL MARKETS, INC.

**Financial Statements**
**and**
**Independent Auditor's Report**
**For the Year Ended December 31, 2017**

# United Capital Markets, Inc.

## Contents

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

## Report of Independent Registered Public Accounting Firm

The Stockholder
United Capital Markets, Inc.
Key Biscayne, Florida

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hancock Askew + Co., LLP

We have served as the Company's auditor since 2016.

Coral Gables, Florida
February 28, 2018

# United Capital Markets, Inc.

## Statement of Financial Condition

| *December 31,* | | 2017 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 26,470 |
| Deposits with clearing organization | | 550,001 |
| Due from clearing organization | | 231,917 |
| Property and equipment, at cost (net of accumulated depreciation of $67,718) | | 5,910 |
| Prepaid expenses and other assets | | 42,645 |
| **Total assets** | $ | 856,943 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 131,162 |
| Due to related parties | | 29,450 |
| **Total liabilities** | | 160,612 |
| **Stockholder's equity** | | |
| Common stock, no par value 2,000 shares authorized, 100 shares issued and outstanding | | 6,000 |
| Additional paid-in capital | | 87,931,004 |
| Accumulated deficit | | (87,240,673) |
| **Total stockholder's equity** | | 696,331 |
| **Total liabilities and stockholder's equity** | $ | 856,943 |

*See accompanying notes to financial statements.*

## 1. Summary of Significant Accounting Policies

### Organization

United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through COR Clearing, LLC (the "clearing organization").

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all financial instruments having an original maturity date of ninety days or less to be cash equivalents.

### Securities Transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of operations. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

### Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

**1. Summary of Significant Accounting Policies (cont.)**

**Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

**Interest Income**

Interest income is earned from the underlying securities owned, the deposits with the clearing organization, and collateralized financing transactions and are accounted for on an accrual basis.

**Interest Expense**

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

**Use of Estimates**

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

**Income Taxes**

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income or loss is included in its Parent's tax return. The Parent is a Subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income, if any. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Parent's federal tax status as a pass-through entity is based on its legal status as an S Corporation. The Company's Parent is not subject to state and local income taxes. As of December 31, 2017, the Company's Parent's federal tax return generally remains open for the last three years.

**Subsequent Events**

Management has evaluated subsequent events through February 28, 2018, the date which the financial statements were available for issue.

**1. Summary of Significant Accounting Policies (cont.)**

**New Accounting Pronouncements**

In May 2014, the Financial Accounting Standard Board (FASB) issued ASU 2014-09, "Revenues from Contracts with Customers (Topic 606)", which provides new guidance on revenue recognition effective for the period beginning after December 15, 2017. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet, the asset and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

**2. Fair Value**

Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures* defines fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company held no securities at December 31, 2017 and therefore, the fair value of investments in asset backed securities at December 31, 2017 was nil.

**2. Fair Value (cont.)**

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2017:

Fair value measurements at reporting date using significant unobservable inputs (Level 3)

| | | Available for sale asset back securities |
|---|---|---|
| Beginning balance | $ | - |
| Total gains realized included in earnings | | **112,931** |
| Purchases | | **25,609,064** |
| Sales | | **(25,721,995)** |
| Ending balance | $ | - |

Realized gains included in earnings for the period ended December 31, 2017 totaled $112,931 and are reported within revenues from principal transactions.

**3. Due from Clearing Organization**

Included in the due from the clearing organization are amounts due from or payable to the clearing organization utilized by the Company. The amounts due from or payable to the clearing organization are payable on demand. As of December 31, 2017 the amounts receivable from the clearing organization were greater than the amounts due to it. Amounts receivable from the clearing organization at December 31, 2017 was $231,917.

**4. Deposits with Clearing Organization**

Amounts represent the Company's required cash collateral deposits with the Company's clearing organization. At December 31, 2017, the Company's deposits with a clearing organization were $550,001.

**5. Property and Equipment**

Property and equipment consists of the following at December 31, 2017:

| | | |
|---|---|---|
| Equipment | $ | **67,985** |
| Property | | **5,643** |
| Less accumulated depreciation | | **(67,718)** |
| | $ | **5,910** |

Depreciation expense for the year ended December 31, 2017 was $4,499.

**6. Transactions with Customers**

For transactions where the Company's clearing organization extends credit to customers, the clearing organization seeks to control the risks associated with these activities by contractually requiring customers to maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2017, there were no customer balances maintained at its clearing organization and subject to such indemnification. During 2017, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

**7. Commitments**

The Company pays rent for office space under an operating lease that expires April 30, 2018. The Company was also committed to pay rent on storage space under an operating lease that is month-to-month. Future minimum rental payments under the lease arrangement are $33,270. In addition, the leases require the Company to pay for operating expenses.

Rent expense on the lease arrangements related to occupancy was approximately $99,810 for the year ended December 31, 2017.

**8. Contingencies**

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

**9. Principal Transactions**

The Company's principal transactions by reporting categories, including derivatives, for the year ended December 31, 2017, included the following:

| | | |
|---|---|---|
| Asset backed securities | $ | **120,579** |
| Equity securities | | **72,128** |
| Total principal transactions | $ | **192,707** |

**10. Related Party Transactions**

The Company also paid the Parent a total of $98,100 for consulting services. Such amounts are included in the statement of operations within professional services.

The Company entered into trades of securities with affiliates during 2017 for a total net purchases amount of $6,091,455. The net gain resulting from these trades totaled $72,131 and is included in the statement of operations within revenues from principal transactions.

**11. Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2017, the Company had regulatory net capital of $647,776, an excess of $547,776 over the required minimum net capital of $100,000. At December 31, 2017, the Company's percentage of aggregate indebtedness to net capital was 24.79%.

A deposit in the amount of $550,001 is held with the clearing organization and is considered an allowable asset in the computation of net capital.